Chicago Press Luncheon William Brodsky, Chairman and CEO Edward Tilly, Executive Vice Chairman Bradley Griffith, Member Vice Chairman 01/06/09 Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574 The following slide presentation was delivered at a press luncheon held on January 6, 2009.

CHICAGO BOARD OPTIONS EXCHANGE 2008: UNPRECEDENTED TIMES 2008 will go down in the history books as one of the most turbulent years ever for the stock market. Historical Market Drops •Just fifteen months ago, October 9, 2007, the S&P 500 Index was at a record high of 1565. •S&P 500 Index down 38.5% on the year (third worst year on record). •Dow Jones Industrial Average Index down 33.8% on the year (worst year since 1931). •Nasdaq Composite down 40.5% on the year (worst year ever). Economic Barometers •Barrel of Oil: from $145.29 on July 3 to $44.60 by year’s end. •Yield on Six-Month Treasury Bill: from 3.49% at end of 2007 to 0.27% at end of 2008. •Fed Funds Interest Rate Target: from 4.25% at end of 2007 to 0-0.25% at end of 2008. Record Volatility of Volatility •The CBOE Volatility Index (VIX) closed above 50 on fifty trading days in 2008. •VIX had daily movements of 10 percent or more (up or down) on a record high 45 days in 2008; the previous record was 42 days in 2007. •Range of VIX for the year was a low of 16.30 on May 15 to a high of 80.86 on November 20. CBOE’s markets performed well during these markets despite challenging regulatory actions.

CHICAGO BOARD OPTIONS EXCHANGE 2008: HISTORICAL VOLATILITY In 2008, the markets endured volatility levels of historic proportions and the CBOE Volatility Index (VIX) sustained highs not seen in decades. •The CBOE VIX – a volatility measure that is CBOE homegrown – performed its function as an important barometer in anticipating, not forecasting, the level of uncertainty in the market. A high VIX is not inherently “bad,” and a low VIX is not inherently “good.” •Based on S&P 500 Index prices from 12/30/1927 (SPX did not exist back then, but S&P has estimated historical prices), 3-month realized volatility in December 2008 was at record levels, including the Great Depression (1929-1933), reaching a peak of 72.5% on December 11, 2008. Previous high was on October 21, 1932 of 68.7% (“3-month” = 3 calendar months). •Volume in VIX options increased 11% last year, while VIX futures trading rose 4% in 2008. •CBOE now offers more than a dozen volatility-related contracts and benchmarks. •The VIX methodology is the global standard for measuring volatility. We have begun to grant licenses to use this methodology to exchanges worldwide. 0 200 400 600 800 1000 1200 1400 1600 1800 1988 1991 1994 1997 1999 2002 2005 2008 2010 0.00 10.00 20.00 30.00 40.00 50.00 60.00 70.00 80.00 90.00 S&P 500 VIX 800 900 1000 1100 1200 1300 1400 1500 Dec07 Jan08 Feb08 Mar08 Apr08 May08 Jun08 Jul08 Aug08 Sep08 Oct08 Nov08 15 25 35 45 55 65 75 Historical 2008

CHICAGO BOARD OPTIONS EXCHANGE 0 250 500 750 1000 1250 2004 2005 2006 2007 2008 CBOE Total Volume In Millions 2008: RECORD NUMBERS Exchange Market Share 2008 Total Volume 33% 28% 15% 12% 6% 5%1% CBOE ISE PHLX NYSE AMEX BOX NSDQ Volume •Despite a downturn in the last two months, 2008 was a fifth consecutive year of record trading volume for the Exchange. •All CBOE product lines posted new annual records, gaining over year-ago: • Total Volume: 1.193B, +26% • Equity Options: 604.0M, +21% • Index Options: 259.3M, +13% • ETF Options: 329.8M, +55% Market Share •CBOE led the U.S. options industry with a 33.3% market share on the year (+0.3% vs 2007). • Equity Options: 27.4% (+1.7% vs 2007) • Index Options: 88.8% (+2.8% vs 2007) • ETF Options: 30.3% (-2.7% vs 2007) CBOE experienced year-over-year gains in trading volume and market share in 2008.

CHICAGO BOARD OPTIONS EXCHANGE CBSX Average Daily Volume In Millions 0 5 10 15 20 25 30 J F M A M J J A S O N D 2007 2008 CBOE offers a multi-asset trading environment with stocks and futures available electronically. 2008: BEYOND OPTIONS CBOE Stock Exchange (CBSX) •CBSX continued to grow in its second year of operation as 3.604 billion shares traded in 2008 (+236% vs 2007). •ADV on the year was 14.4M shares per day. •CBSX currently lists 5,370 stocks and ETFs. •In October, CBSX introduced fully automated executions for combined option and stock trades. CBOE Futures Exchange (CFE) •VIX futures is the flagship product at CFE. •2008 was the fourth consecutive year of volume growth at CFE. •Volume of 1.2 million contracts rose 2% over 2007. 0 250 500 750 1000 1250 2004 2005 2006 2007 2008 CFE Total Volume In Thousands

CHICAGO BOARD OPTIONS EXCHANGE 2008: PRODUCT INNOVATION Products •Binary options on SPX and VIX. •S&P 500 BuyWrite Index options (BXM). •Options on gold trust ETF (GLD). •Options on two new precious metals ETFs – iShares COMEX Gold Trust and iShares Silver Trust. Benchmarks •Extending the Exchange’s volatility franchise into new asset classes, including ETFs that directly hold commodities (Oil, Gold and EuroCurrency). •CBOE S&P 500 Collar Index (CLL). •Other Volatility related benchmarks (additional information can be found at www.cboe.com/volatility). Exchange Accolades •“U.S. Options Exchange of the Year” (May, FOW Magazine). •“Most Proactive Exchange for ETF Derivatives – The Americas” (April, Global ETF). •PowerShares S&P BuyWrite Portfolio (PBP) named “Most Innovative New ETF” (April, Global ETF) •Joe Levin, Vice President, Research and Product Development, “William F. Sharpe Indexing Lifetime Achievement Award” (December, Super Bowl of Indexing Conference). CBOE stands at the forefront of creating innovative risk management tools – products and benchmarks.

CHICAGO BOARD OPTIONS EXCHANGE 2008: BRIGHT SPOTS Amidst unprecedented market conditions, a pair of options-based strategies performed well relative to major indices. CBOE S&P 500 BuyWrite Index (BXM) •Strategy where investors buy and hold stock and write (sell) covered calls. While potentially foregoing upside potential on the stock position, the strategy allows investors to gain income and a small cushion of protection. •On the year, BXM outperformed the S&P 500 by 8.7 percentage points. •Example: – If you invested $1,000 in a tax-free IRA account at the end of 2007 and invested in the SPDR ETF (SPY), the value of the investment would have dropped by 37% to approximately $630 by the end of 2008. – Conversely, a $1,000 investment in the PowerShares BuyWrite Portfolio (PBP) would have declined 29.8% to approximately $702. (The PBP outperformed the SPY by about 7.2 percentage points in 2008). •More information is available at www.cboe.com/BXM. CBOE S&P 500 PutWrite Index (PUT) •Strategy that measure the performance of a hypothetical portfolio that sells S&P 500 Index (SPX) put options against collateralized cash reserves held in a money market account. •On the year, PUT outperformed the S&P 500 by 10.7 percentage points. •A new study released yesterday from Ennis Knupp, an independent investment consulting firm, found that PUT had the highest annualized returns of the five benchmark indexes studied. (copy of the study is included in folders) •More information is available at www.cboe.com/PUT.

CHICAGO BOARD OPTIONS EXCHANGE 2008: STRONG FINANCIALS Financials •3Q 2008, CBOE posted its best financial results ever. --Revenue: $120.1M, +24% (YTD: $259.3M, +24%) --Pre-Tax Income: $60.7M, +48% (YTD: $103.7M,+52%) --Net Income: $35.4M, +56% (YTD: $59.0M, +55%) --Operating Margin: 50.6% (+8.1% vs 3Q 2007) •3Q was the 11th consecutive quarter of double-digit comparable revenues and earnings growth. Seat Prices •A total of 111 CBOE seats sold during the year. •First sale of year: $3,125,000 (1/2/08). •Last sale of year: $1,750,000 (12/17/08). •High: $3,300,000 (6/18/08). CBOE continued to demonstrate solid financial management with continued revenue growth. 0 20 40 60 80 100 120 140 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr CBOE Total Revenue In Millions 2006 2007 2008

CHICAGO BOARD OPTIONS EXCHANGE 2008: REGULATORY LEADERSHIP CBOE has been front and center as a regulatory advocate for the options industry and will continue to take a leadership role in regulatory reform. Short Sale Rule •Commented individually, and as part of the Options Exchange Coalition, on SEC short sale related initiatives, including: – Options market maker hedge exemption. – Enhanced delivery requirements under SHO Rule 204T. – Short-sales intelligence -- CBOE’s up-to-date Website detailing all short sale restrictions. OTC Options Project (allows for some OTC conventions on CBOE) •FLEX Blackouts – rule filing with SEC that will allow FLEX expiration to expire on any day, with no blackout periods. •Pre-Facilitation Hedge – when approved, will allow firms to do anticipatory hedging for large orders. Portfolio Margining •In July, SEC approved CBOE rule change making portfolio margining permanent. •Currently working closely with FINRA to determine additional products eligible for portfolio margining. World Federation of Exchanges (WFE) •WFE will be involved in the coordination of international standards in regards to regulation. Options Regulatory Surveillance Authority (ORSA) •CBOE serves as the lead exchange in coordinating joint regulatory services on insider trading on behalf of the options industry.

CHICAGO BOARD OPTIONS EXCHANGE 2009: LOOKING AHEAD Will Record Volume Continue? •Tension between de-leveraging and the flight from OTC markets. Can’t predict where this will lead. •Positive: potential for OTC business on exchanges; Negative: de-leveraging/cost pressures on hedge funds. Will OTC Business Move To Exchanges? •Current crisis shines light on flaws of OTC and value of exchange markets (triple-A rated central clearing, price and quote transparency, daily mark to market, competitive auction markets and regulation through SEC/CFTC). •Seeing increased interest from clients to trade listed vs OTC markets. What Will The Regulatory Landscape Look Like? •Need for complete regulatory overhaul. •Need to discuss SEC-CFTC merger in context of a much broader regulatory system. •Discussion of reform needs to be non-partisan, inclusive of all market participants, and focused on global perspective.

CHICAGO BOARD OPTIONS EXCHANGE 2009: LOOKING AHEAD CBOE Demutualization •The Exercise Right litigation slowed CBOE’s demutualization process (lawsuit filed in August 2006). •However, in that time, CBOE changed its business model and began operating as a for-profit company. •On December 16, the Delaware Court considered objections to the proposed settlement agreement (a normal part of the process). No objections on fairness of the overall settlement were raised. •Judge will issue a comprehensive written ruling, precise date uncertain. •Once settlement is complete, and CBOE demutualizes, CBOE has several options, including: 1. Continue as a for-profit demutualized company. 2. Merger or transaction with another entity – either merger of equals, be acquired or acquire someone. 3. IPO (if markets conditions are conducive).

CBOE CORPORATE COMMUNICATIONS Carol Kennedy Vice President, Corporate Communications 312.786.7323 kennedyc@cboe.com Gail Osten Director, Corporate Communications 312.786.7123 osten@cboe.com Gary Compton Director, Corporate Communications 312.786.7612 comptong@cboe.com

CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605. CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.